SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
December 11, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, December 11, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3er. Piso
City of Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event. Response to letter 5737/Emi.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 3, subsection 23, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001) I hereby inform the Comisión Nacional de Valores (the “CNV”) that, as is public information, the Bank has acquired, since January 21st, 2008 a total of 73,738,000 own Class B shares issued by the Bank, representatives of 10.78% of the capital stock of the Bank.

The abovementioned acquisitions were performed under the provisions and limits of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the CNV.

The acquisitions performed in excess of the 10% of the capital stock of the Bank were performed under the subsection 2 of section 220 of  the Argentine Corporations Law No. 19.550, and CNV’s General Resolution No. 535.

The objective of those acquisitions is to defend the price of the Bank’s shares, in order to avoid a serious damage to the Bank and its shareholders, as a consequence of the financial local and international crisis that caused a downward trend in the price of the Bank’s shares, which do not represent properly the value of the Bank and may cause the consequent damage.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 11, 2008
MACRO BANK INC.

By:	/s/ .
Name:	Luis Cerolini
Title:	Director